UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

The Oncology Institute, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68236X100

(CUSIP Number)

November 12, 2021

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒  Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS FOG Ventures Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0
	6	SHARED VOTING POWER 4,634,908(1)
	7	SOLE DISPOSITIVE POWER -0
	8	SHARED DISPOSITIVE POWER 4,634,908(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,634,908(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%(2)
12	TYPE OF REPORTING PERSON OO (limited liability company)

(1) Represents shares of Issuer’s Common Stock received by FOG Ventures Investments, LLC (“FOG”) in connection with the Business Combination of the Issuer, which is the subject of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on November 18, 2021, as amended on November 19, 2021 (“Form 8-K”). Excludes the following shares that FOG is entitled to receive pursuant to the earn-out provisions of the Merger Agreement referenced in the Form 8-K (“Merger Agreement”): (i) 393,592 shares of Common Stock if the volume-weighted average price of the Common Stock for any 20 trading days within any 30-trading day period (x) during the two-year period following the Closing Date referenced in the Form 8-K (“Closing Date”) equals or exceeds $12.50, or (y) during the three year period following the Closing Date, equals or exceeds $15.00, and (ii) 590,389 shares of Common Stock if, during the three-year period following the Closing Date, the volume-weighted average price of the Common Stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period; and (iii) all such shares of Common Stock, in the event of a qualifying change of control as provided in the Merger Agreement.

(2) Calculations of the percentage of the shares of Common Stock beneficially owned is based on 74,590,130 shares of Common Stock outstanding.

1	NAMES OF REPORTING PERSONS Daniel Murillo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0
	6	SHARED VOTING POWER 4,634,908(1)
	7	SOLE DISPOSITIVE POWER -0
	8	SHARED DISPOSITIVE POWER 4,634,908(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,634,908(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%(2)
12	TYPE OF REPORTING PERSON IN

(1) Represents shares of Issuer’s Common Stock received by FOG in connection with the Business Combination of the Issuer, which is the subject of the Issuer’s Form 8-K. Daniel Murillo is the sole managing member of FOG and has voting and dispositive control over these shares. Excludes the following shares that FOG is entitled to receive pursuant to the earn-out provisions of the Merger Agreement: (i) 393,592 shares of Common Stock if the volume-weighted average price of the Common Stock for any 20 trading days within any 30-trading day period (x) during the two-year period following the Closing Date equals or exceeds $12.50, or (y) during the three year period following the Closing Date, equals or exceeds $15.00, and (ii) 590,389 shares of Common Stock if, during the three-year period following the Closing Date, the volume-weighted average price of the Common Stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period; and (iii) all such shares of Common Stock, in the event of a qualifying change of control as provided in the Merger Agreement.

(2) Calculations of the percentage of the shares of Common Stock beneficially owned is based on 74,590,130 shares of Common Stock outstanding.

ITEM 1.	(a)	Name of Issuer:

The Oncology Institute, Inc. (the “Issuer”)

(b)	Address of Issuer's Principal Executive Offices:

18000 Studebaker Rd, Suite 800,

Cerritos, CA 90703

ITEM 2.	(a)	Name of Person Filing:

FOG Venture Investments, LLC

Daniel Murillo

(b)	Address or Principal Business Office:

Principal business office for FOG Venture Investments, LLC and Daniel Murillo

19300 S Hamilton Ave

Ste 285

Gardena, CA 90248

(c)	Citizenship:

FOG Venture Investments, LLC	Delaware
Daniel Murillo	USA

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP Number:

68236X100

ITEM 3.

Not applicable.

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		FOG		Daniel Murillo
(a)	Amount beneficially owned:	4,634,908	(1)	4,634,908	(1)
(b)	Percent of class:	6.2	%(2)	6.2	%(2)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	-		-
	(ii) Shared power to vote or to direct the vote:	4,634,908	(1)	4,634,908	(1)
	(iii) Sole power to dispose or to direct the disposition of:	-		-
	(iv) Shared power to dispose or to direct the disposition of:	4,634,908	(1)	54,634,908	(1)

(1) Represents shares of Issuer’s Common Stock received by FOG in connection with the Business Combination of the Issuer, which is the subject of the Issuer’s Form 8-K. Daniel Murillo is the sole managing member of FOG and has voting and dispositive control over these shares. Excludes the following shares that FOG is entitled to receive pursuant to the earn-out provisions of the Merger Agreement: (i) 393,592 shares of Common Stock if the volume-weighted average price of the Common Stock for any 20 trading days within any 30-trading day period (x) during the two-year period following the Closing Date equals or exceeds $12.50, or (y) during the three year period following the Closing Date, equals or exceeds $15.00, and (ii) 590,389 shares of Common Stock if, during the three-year period following the Closing Date, the volume-weighted average price of the Common Stock equals or exceeds $15.00 for any 20 trading days within any 30-day trading period; and (iii) all such shares of Common Stock, in the event of a qualifying change of control as provided in the Merger Agreement.

(2) Calculations of the percentage of the shares of Common Stock beneficially owned is based on 75,590,130 shares of Common Stock outstanding.

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       November 24, 2021

FOG VENTURE INVESTMENTS LLC

By:	/s/ Daniel Murillo
Name:	Daniel Murillo
Title:	Chief Executive Officer

DANIEL MURILLO

By:	/s/ Daniel Murillo

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of November 24, 2021.

Date:       November 24, 2021

FOG VENTURE INVESTMENTS LLC

By:	/s/ Daniel Murillo
Name:	Daniel Murillo
Title:	Chief Executive Officer

DANIEL MURILLO

By:	/s/ Daniel Murillo